

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

Via E-mail
Edward C. Arditte
Co-President and Chief Financial Officer
Fairway Group Holdings Corp.
2284 12th Avenue
New York, New York 10027

    Re: **Fairway Group Holdings Corp.**
            Form 10-K for Fiscal Year Ended March 31, 2013
            Filed June 6, 2013
            File No. 1-35880

Dear Mr. Arditte:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ William H. Thompson

                                William H. Thompson
                                Accounting Branch Chief